FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 7, 2004

Commission file number 1-9337

BG Group plc
(Translation of registrant’s name into English)

100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

Enclosure: BG Group plc’s Annual Review 2003 for the fiscal year ended December 31, 2003.

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COVER STORY

Our LNG project in Egypt is scheduled to become operational in 2005. Working with government and industry partners, we are on track to deliver the first LNG cargo just six years after gas discovery.

CONTENTS

2	Chairman’s Statement

3	Chief Executive’s Statement

5	Strategy and Review

8	Corporate Responsibility

10	Governance and Risk

12	Board of Directors

13	Summary Directors’ Report

14	Summary Remuneration Report

17	Summary Financial Statements

19	Notice of Annual General Meeting

BOARD OF DIRECTORS

Chairman	Sir Robert Wilson KCMG

Chief Executive	Frank Chapman

Deputy Chief Executive and
General Counsel	William Friedrich

Chief Financial Officer	Ashley Almanza

Deputy Chairman and
Senior Independent Director	Keith Mackrell

Non-executive Director	Peter Backhouse

Non-executive Director	David Benson

Non-executive Director	Sir John Coles GCMG

Non-executive Director	Paul Collins

Non-executive Director	Elwyn Eilledge CBE

Non-executive Director	Dame Stella Rimington DCB

Non-executive Director	Lord Sharman

FINANCIAL CALENDAR

Annual General Meeting	21 May 2004

Ex-dividend date for 2003 final dividend	14 April 2004

Record date for 2003 final dividend	16 April 2004

Payment of 2003 final dividend
Shareholders	28 May 2004
ADR holders	7 June 2004

Financial year end	31 December 2004

Important note

This Annual Review is only a summary of information in the Company’s accounts, Directors’ Report and Directors’ Remuneration Report. It does not contain sufficient information to allow for as full an understanding of the results of the Group and the state of affairs of the Company or the Group or of its policies and arrangements concerning Directors’ remuneration as would be provided by the full BG Group Annual Report and Accounts 2003.

Shareholders who would like more detailed information may obtain a copy of the full Annual Report and Accounts for 2003 from our website www.bg-group.com. Alternatively it is available free of charge from the Head of Investor Relations at the registered office address on the back page. If you wish to receive the full Annual Report and Accounts in future years please write to Lloyds TSB Registrars at their address, shown on the back page.

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BG Group is a global natural gas business, connecting high value markets to competitively priced gas. We are one of the top exploration and production businesses in the world and have an outstanding record of commercialising gas.

Highlights

	2003	2002

Turnover	£3 587m	£2 610m

Total operating profit	£1 251m	£888m

Earnings, excluding exceptional items*	£683m	£424m

Earnings per share, excluding exceptional items*	19.4p	12.0p

Earnings, including exceptional items	£768m	£410m

Earnings per share, including exceptional items	21.8p	11.6p

Cash inflow from operating activities	£1 444m	£1 015m

Capital investment	£1 054m	£1 510m

Net borrowings	£721m	£1 002m

Net assets	£3 916m	£3 348m

*See the Summary Directors’ Report for a description of exceptional items.

BG GROUP ANNUAL REVIEW 2003	01

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Chairman’s Statement I am pleased to report that BG Group continues to perform strongly. Sir Robert Wilson, Chairman

I am pleased that my first report to you as Chairman of BG Group is of a company that continues to perform strongly.

In 2003, operating profit increased by 41% and, excluding exceptional items*, earnings increased by 61%. We have raised the dividend by 12% to 3.46p per share and set ourselves the aim of real long-term growth in dividends in the future. The increase in this year’s dividend reflects the successful execution of our strategy since demerger and our confidence in the outlook for earnings and cash flow.

The general business climate remained difficult throughout last year. The threat of international terrorism has contributed to political and macroeconomic uncertainty in many regions, including some in which we operate. The global economic environment has improved to a modest extent, although recovery has been very uneven between regions.

The central theme in BG Group’s strategy is straightforward. We aim to connect high value markets to competitively priced gas quickly and efficiently. In so doing, we aim to achieve good returns for our shareholders whilst simultaneously providing a good service to our customers and contributing to the economies of the countries in which we operate.

Looking to the future, we expect to see continuing growth in demand for gas, especially in the North American and European markets where we believe we have particularly strong market positions. Although Exploration and Production will remain the main contributor to the Group’s results, we see Liquefied Natural Gas as an important area of growth for us.

In terms of corporate governance, BG Group operates against a background of increasingly high standards and public scrutiny. I am confident that the Group meets the highest standards and has robust processes to identify and manage risk.

Modern companies need to take a broad view of their responsibilities to the societies in which they operate. This tends to be particularly true of extractive industries even when the product, such as ours, is one that is favoured for reasons of convenience to customers and its environmental benefits. The Group’s Business Principles reflect the Board’s commitment to responsible citizenship wherever we operate in the world.

2003 was only the third full year of operation since the demerger which created BG Group in its current form. The Group’s performance over the last year has been good, demonstrating an ability to create shareholder value and deliver our targets. As I take over as Chairman, I anticipate many opportunities to build on these strong foundations as a world leader in natural gas.

Sir Richard Giordano retired as Chairman and from the Board of BG Group at the end of 2003. He was a great architect of change and contributed enormously to the creation of shareholder wealth.

At our AGM this year, David Benson, who has been a non-executive Director of BG Group and its predecessor companies for 15 years, will also be retiring. He has been an important contributor to the Group throughout his tenure.

Sir Richard and David leave with our thanks and best wishes for the future.

Sir Robert Wilson, Chairman

*See the Summary Directors’ Report for a description of exceptional items.

Sir Richard Giordano KBE

Sir Richard Giordano became a non-executive Director of British Gas plc in December 1993 and became Chairman in January 1994. He was Chief Executive between May 1996 and February 1997 when British Gas split into two companies – BG plc and Centrica plc. He became non-executive Chairman of both companies and resigned as chairman of Centrica on 30 June 1997. He remained as Chairman of BG Group plc when it demerged the Lattice Group in October 2000 and retired on 31 December 2003.

02	BG GROUP ANNUAL REVIEW 2003

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Chief Executive’s Statement We have continued to create value right across the gas chain and have a robust strategy for future growth. Frank Chapman, Chief Executive

In our third full year of operation as BG Group, we continued to perform strongly, substantially delivering our 2003 targets and providing value to shareholders. We are on track to deliver our 2006 programme.

In 2003, we saw an increase in operating profit of 41%, while at constant US$/UK£ exchange rates and upstream prices, operating profit increased by 28%. Our total operating profit excluding exceptional items has grown by 682%* since 1997 due to growth across the business and the transformation of our cost base.

BG Group continued to generate strong operating cash flows and, notwithstanding a substantial five year capital investment programme of £5.9 billion, we ended the year financially strong with gearing of 15.5%.

BG Group delivered a number of key projects during 2003. Production commenced in a number of new Exploration and Production (E&P) assets, including fields in Egypt and in the UK North Sea. The Ballylumford Combined Cycle Gas Turbine (CCGT) plant in Northern Ireland entered operations and Atlantic LNG (ALNG) Train 3 in Trinidad and Tobago commenced production ahead of schedule in April. We continue to make good progress at Karachaganak in Kazakhstan and expect the Phase 2 facilities to be on-stream in the second quarter of 2004.

E&P will continue to be our centre of gravity and a solid base for our company. Our E&P business continues to perform strongly with external benchmarking (source: Evaluate Energy) showing our E&P business as one of the top performers in the industry. Over the three year period 2001 to 2003, BG Group replaced its own proved reserves by 304% whilst also delivering unit finding and development costs of $3.17 per barrel of oil equivalent (boe).

BG Group has a hydrocarbon resource base of 6.8 billion barrels of oil equivalent. Of this, 4.7 billion barrels or 69% are proved and probable reserves. This represents over 30 years of potential production at 2003 production rates. We also have a large resource base of unbooked resources to underpin future growth for the business. We are in the strong position of having, within today’s portfolio, the resources to sustain production growth well into the next decade.

During the year, we drilled and evaluated 17 wells, with a success rate of 71%, bringing our five year average to 70%. Successful wells were drilled in Kazakhstan, Trinidad, Egypt and the UK.

Our LNG business provided strong growth throughout 2003 and will play an important role in providing future opportunities for the business. Due to increased natural gas prices and lower unit costs, LNG is increasingly a viable source of natural gas for developed markets. Through our LNG business, we plan to connect high value markets to competitively priced gas.

Over the 12 months, our LNG production increased by 155% to 2.8 million tonnes per annum (mtpa). We also consolidated our position as a leading player in the Atlantic Basin through our role in a number of projects and by working with industry partners and governments. During the year, we estimate that we delivered around 53% of LNG imported into the US market, which accounted for 1.1% of US domestic natural gas consumption.

BG LNG Services LLC (BGLS), a wholly-owned subsidiary, now has rights over 100% of the 630 million standard cubic feet per day (mmscfd) sustainable throughput capacity at the Lake Charles regasification facility in the USA. In December, BGLS acquired capacity rights over 446 mmscfd of capacity at the Elba Island LNG regasification terminal, near Savannah, Georgia, USA and related LNG purchase and gas sale agreements. We also announced a proposal, jointly with KeySpan, to develop and upgrade a terminal at Providence, Rhode Island, to increase our capacity at strategic locations across North America. In Trinidad and Tobago, we received approval for the construction of ALNG Train 4. In Egypt, output from Trains 1

* Continuing operations only. See the Summary Directors’ Report for a description of exceptional items in 2003 and 2002.

BG GROUP ANNUAL REVIEW 2003	03

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and 2 of Egyptian LNG (ELNG) were sold on long-term contracts, with Train 2 output purchased by BG Group.

Our Transmission and Distribution (T&D) businesses are located in markets which have high growth potential. During the year, our T&D businesses performed strongly, increasing throughput by 14%. Solid growth was achieved by Comgas in Brazil, due mainly to the implementation of a strategy to further develop commercial and industrial customers. MetroGAS, in Argentina, made a small operating profit in 2003 despite tough local economic conditions and we achieved good sales volume growth in both our Indian T&D businesses.

Power generation will continue to be the key driver of long-term gas demand growth and we will make selective investments in this business segment where we believe we can add value. This year saw a 4% increase in operating profits from our Power segment.

We have an ongoing process of portfolio management and in 2003 we created significant shareholder value through acquisitions and asset consolidation. In March 2003, we announced the sale of our entire interest in the North Caspian Sea Production Sharing Agreement, which includes the Kashagan oil field, for a total consideration of $1.23 billion. We expect to complete this sale in the first half of 2004. This transaction demonstrates the significant value we have created with our partners in the region. We also announced the sale of our Muturi licence in Indonesia, which we expect to complete in the second quarter of 2004, and realised further value through the sale of our Bacton area assets in the UK North Sea and Phoenix Natural Gas in Northern Ireland. In February 2004, we announced our intention to acquire El Paso Oil and Gas Canada, Inc. for US$346 million. Also in February 2004, we signed a Sale and Purchase Agreement with Hardman Resources to acquire exploration properties offshore Mauritania, West Africa, for $132 million, including up to $5.1 million that is contingent upon the attainment of certain exploration and production milestones.

The success we have achieved so far would not be possible without a robust strategy. Our ‘Integrated Gas Major’ strategy has continued to deliver for the Group through the creation of value across the natural gas chain. We combine a deep understanding of gas markets with outstanding skills in finding and commercialising gas and project delivery. This enables us to secure competitively priced supplies and bring them to market quickly and cost effectively.

Global demand for natural gas is projected to increase at a significantly faster rate than other principal sources of energy supply. Our strategy will be to pursue opportunities in existing industrialised markets and to build a good position for long-term growth in key developing markets.

Corporate Responsibility is integral to the organisation and core to our strategy and daily operations. The health, safety and security of our employees and the communities in which we operate remain paramount. Our Lost Time Injury Frequency in 2003 remained constant at 0.7 per million man hours worked. Voluntary contributions to social projects totalled £3.0 million.

2003 was the second year of our regional organisational structure, which creates more responsibility and accountability in our assets. We made two new Executive appointments to develop the regional structure further: Martin Houston was appointed as Executive Vice President and Managing Director for North America, Caribbean and Global LNG; and Stuart Fysh was appointed as Executive Vice President and Managing Director for the Mediterranean Basin and Africa.

Last year was another challenging year for the energy industry, but also one which saw BG Group delivering industry leading performance. For this, I believe we owe gratitude to every person who makes up the Group. It is their individual contribution, skills and experience that give our organisation its competitive advantage. As we look forward to 2004 and beyond, I am confident of BG Group’s commitment to the achievement of continuing growth in shareholder returns.

Frank Chapman, Chief Executive

04	BG GROUP ANNUAL REVIEW 2003

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Strategy and Review Last year was another year of strong performance and project delivery for BG Group.

Making the most of the UK’s natural resources and maximising our investment.

By 2006, the UK is expected to be a net importer of gas.

BG Group currently supplies the UK with natural gas and is committed to extending the life of our North Sea assets (and the UK’s natural resources) through selective investments and focusing on new technology and practices.

Norwegian fields offer another potential source of gas for the UK. BG Group has been awarded operatorship and 100% ownership of three offshore exploration blocks in Norway.

We have also signed a Memorandum of Understanding with Petroplus for the development of an LNG terminal at Milford Haven, Wales, to create an access point for LNG imports – helping to fill the gap when there is a shortfall of indigenous supplies.

Abundant, affordable and the cleanest of the fossil fuels, natural gas is increasingly being seen as the fuel of choice. Demand for natural gas is projected to outstrip oil over the next 30 years.

At BG Group we believe there has never been a better time to be experts in natural gas. Our business is the exploration, production, transmission, distribution and supply of natural gas to markets around the world, as well as the generation of electricity from gas-fired power plants.

The Group has operations in over 20 countries on five continents.

STRATEGY
The strategy comprises the following elements:

•	Market focus: we begin with a deep understanding of markets – both current demand and future trends – and how to connect reserves to those markets.

•	Competitive gas supplies: we plan to supply these markets by continuing to secure competitively priced resources.

•	Integration: we are an integrated gas company because we believe that having the capability to choose where we deploy skills along the gas chain allows us to maximise value creation.

•	Building on existing assets: we plan to grow our business in four ways:

	–	realising the strong in-built growth potential of our existing assets

	–	making incremental investments around existing assets

	–	adding value by interconnecting assets

	–	capturing new opportunities

With these firm foundations in place, we believe that we can continue to balance strong growth with good financial returns.

BG GROUP ANNUAL REVIEW 2003	05

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Strategy and Review continued

We have four major business segments. Our high performing Exploration and Production (E&P) business remains our centre of gravity and a solid base for our business, while our Liquefied Natural Gas (LNG) business provides valuable opportunities for future growth. Transmission and Distribution (T&D) and Power Generation (Power) form the remainder of our downstream operations and complete our skill set across the gas chain.

Exploration and Production

Total operating profit of £959 million
E&P volume up 15%
71% exploration and appraisal success rate

Liquefied Natural Gas

LNG production increased by 155%
Total operating profit of £77 million
Supplied around 53% of US LNG imports

Transmission and Distribution

Operating profit up 132% to £116 million
Increased throughput to customers by 14%
Strong growth in customer numbers in Brazil and India

Power Generation

Operating profit of £129 million
Power capacity of 2.8 GW
New Premier Power 600 MW CCGT plant entered commercial operations in Ballylumford, Northern Ireland

Exploration and Production
E&P comprises the exploration, development, production and marketing of hydrocarbons, with a focus on gas.

During 2003, we increased production by 15% and increased proved reserves by 10% through acquisition, new discoveries and projects.

During the past year, we completed 17 exploration and appraisal wells, of which 12 were successful – resulting in a 71% success rate over three years.

Liquefied Natural Gas
Our LNG business includes the development of LNG export and import facilities, combined with the purchase, shipping and marketing of LNG.

2003 proved to be a year of growth for the LNG market and our LNG business. The demand for LNG continued to grow in industrialised markets, with projections that LNG demand will grow considerably faster than global natural gas demand to the end of the decade.

Our LNG production increased by 155% and we made good progress in building our LNG activities focused on the Atlantic Basin by securing further capacity in strategic US locations. Access to shipping is a key factor in the LNG business. BG Group expects to take delivery of two new ships in 2004.

Transmission and Distribution
T&D comprises the development, ownership and operation of gas pipelines and distribution networks and the supply of gas to the end customer. 2003 was a good year for our T&D business. We increased our throughput to customers by 14%, backed by strong growth in customer numbers from Comgas in Brazil.

Power Generation
Power comprises the development, ownership and operation of natural gas-fired power generation plants. Power remains a strong and reliable source of earnings for the Group. In 2003, our power capacity increased 12% compared to the previous year with the new CCGT Premier Power Station in Northern Ireland fully commissioned in September.

BUSINESS DEVELOPMENT

North West Europe
We have major E&P businesses on the UK Continental Shelf, power generation activities, equity interests in natural gas pipelines and gas sales under long- and short-term contracts. Principal UK assets include the Armada field, the Blake Area, the Easington Catchment Area (ECA), the Everest and Lomond fields, the Elgin/Franklin fields, the J-Block (Joanne and Judy) and Jade fields and the Central Area Transmission System (CATS).

In October, the commencement of production from the second Apollo well (ECA) marked the completion of all of the Juno development wells. Also in October, BG Group and its partners agreed and received approval for a development plan for the Buzzard oil field. The Atlantic/Cromarty gas and condensate development in the North Sea received Department of Trade and Industry approval in December.

BG Group and its partners were awarded four blocks in the UK 21st Licensing Round, which will strengthen our position in the North Sea. We were also awarded operatorship and 100% ownership of three offshore blocks in Norway’s first Predefined Areas Licensing Round.

In November, BG Group signed a Memorandum of Understanding for the joint development of a regasification facility at Milford Haven, Wales.

Trinidad and Tobago
BG Group continues to be a leading player in the natural gas market in Trinidad and Tobago through the development of natural gas reserves for sale in the local market and for LNG export. We also hold a stake in the Atlantic LNG (ALNG) facility which supplies LNG to the USA, Puerto Rico and Spain.

Train 3 of ALNG commenced production ahead of schedule in April and BG Group and its partners in ALNG received approval from the government to develop a fourth Train. Train 4 is expected to be operational in the first quarter of 2006. In August, the final well in the two-phase development of the North Coast Marine Area was completed, with well performance in excess of predicted levels.

06	BG GROUP ANNUAL REVIEW 2003

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USA
We continue to build on our success in the fast-growing US LNG market. During 2003, we provided LNG imports into the US market, which accounted for 1.1% of US domestic natural gas consumption.

BG LNG Services, LLC (BGLS), a wholly-owned subsidiary, now has capacity rights to the entire capacity of the Lake Charles regasification facility in Louisiana from 1 January 2004 until the end of 2023.

The proposed Phase 1 expansion of the Lake Charles facility by its operator, Trunkline LNG, received approval from the Federal Energy Regulatory Commission (FERC), and is expected to be completed by the start of 2006. All the capacity of this expansion is committed to BGLS. This is designed to increase sustainable throughput capacity from 630 mmscfd to 1.2 bcfd. Phase 2 of the expansion, to take capacity to 1.8 bcfd is awaiting approval from FERC. If approved, the expansion capacity would be committed to BGLS and is scheduled to be on-stream from mid-2006. In addition, under Phase 2 expansion, Trunkline LNG will build a second 30-inch diameter, 23-mile natural gas pipeline from Lake Charles to transport gas to more markets. Expansions beyond those currently planned will depend upon market conditions.

In December, BGLS agreed to acquire rights over the 446 mmscfd capacity at Elba Island, Georgia, LNG regasification terminal. To further increase access to the North American market, BG Group and KeySpan Corporation announced a joint initiative to examine the feasibility of upgrading KeySpan’s existing peak-shaving LNG storage terminal at Providence, Rhode Island, to import LNG.

Kazakhstan
Production from the new Phase 2 field activities at Karachaganak started in July 2003. During commissioning, a safety issue associated with small pipe bore welds was identified. As operational safety is of paramount importance, remedial work is being undertaken. Production into the export pipeline is expected to restart in the second quarter of 2004 with sales at Novorossiysk, and access to higher oil prices, later in the same period. BG Group’s total production from Karachaganak in 2004 is now projected to be around 35 mmboe, around 4 mmboe less than originally planned, but still 12 mmboe more than produced in 2003.

In March, the Group announced its intention to sell its entire interest in the North Caspian Sea Production Sharing Agreement, which includes the Kashagan field for a total consideration of $1.23 billion. The sale is expected to be completed in the first half of 2004.

Mediterranean Basin
In Egypt, BG Group has significant upstream and downstream operations using skills right across the gas chain. The first West Delta Deep Marine fields, Scarab and Saffron, began production in March. BG Group and its partners in the Rosetta Concession, offshore the Nile Delta, announced a gas discovery in a new field, Rashid North, which marks the end of a very successful exploration programme in the Rosetta Concession.

In 2003, BG Gas Marketing, a wholly-owned subsidiary, agreed to be the sole purchaser of output from Egyptian LNG Train 2, scheduled to commence operations in mid-2006.

In Tunisia, the Miskar field provides the gas equivalent to 60% of daily domestic consumption. Gas from the Miskar field is processed at the onshore Hannibal Terminal and sold under long-term gas sales to the Tunisian state electricity and gas company.

BG Group also signed a Memorandum of Agreement with the government in relation to the development of the proposed Barca Power project. The proposed 500 MW Combined Cycle Gas Turbine plant would be built adjacent to our Hannibal processing site and is scheduled to start commissioning in late 2006.

India
In 2003, BG Group and our partners secured government approval for enhanced investment in the Panna/Mukta oil and gas and Tapti gas (BG 30%) fields. The fields have significant expansion potential and BG Group and partners will seek government approval for their further development.

BG Group is an investor in two Indian gas distribution businesses, Gujarat Gas Company and Mahanagar Gas Ltd (MGL). In 2003, both businesses achieved significant increases in gas sales volumes. MGL achieved an increase of 41%, while Gujarat Gas Company achieved a 129% increase. MGL has also further developed the use of natural gas for vehicles.

Southern Cone: Argentina, Bolivia and Brazil
BG Group has a significant position throughout the gas chain in the South American natural gas market. We remain active in Argentina, Bolivia and Brazil, own stakes in natural gas pipelines and participate in two gas distribution businesses in the region: Companhia de Gas de São Paulo S.A. (Comgas) in Brazil and Argentina’s MetroGAS S.A. (MetroGAS).

Comgas experienced strong growth in 2003, mainly due to increased volumes for industrial, natural gas vehicles, retail and commercial customers. By the end of 2003, Comgas was serving approximately 416 000 customers, an increase of 38 000 customers.

In Argentina, MetroGAS recorded an operating profit, despite continued economic difficulties and the tariff which MetroGAS is able to charge remaining capped. The number of residential customers grew steadily and there was increased demand from all sectors.

Italy
BG Group received approval in 2003 for its proposed 6 mtpa Brindisi LNG import project, which is expected to be the first LNG terminal to be built in Italy for over 30 years. During the year, BG Group completed the sale of 50% of its shareholding in Brindisi LNG S.p.A., the project company, to Enel, the main electricity generating company. Construction is anticipated to start in the second quarter of 2004 and the project is expected to be operational in 2007.

BG GROUP ANNUAL REVIEW 2003	07

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Corporate Responsibility Achieving good shareholder returns without compromising our values or principles.

A world of responsibility Here in Idku, Egypt, the people delivering gas are also delivering road safety information.

BG Group is committed to protecting and, where possible, enhancing the environment and communities wherever it operates.

For example, increased traffic around our site in Idku, Egypt, raised issues with road safety.

Working with the local community, BG Group implemented a number of road safety initiatives to enhance road safety awareness among the local community; this included a ‘road safety’ snakes and ladders game for local children. We also distributed reflective stickers for local vehicles.

Our activities in Egypt are another example of how BG Group’s Corporate Responsibility programmes are having a positive effect around the globe.

BUSINESS PRINCIPLES
At BG Group, we believe that it is good business practice to operate responsibly. Our principal contributions to society are providing energy and infrastructure for development, creating and sustaining jobs, and paying taxes, duties and revenues to governments and local authorities.

As we continue to build our business around the world, we recognise obligations to the communities among which we work, to our employees and to the environment. Our aim is the creation of shareholder value through businesses which contribute to sustainable economic activity in our countries of operation.

Our Statement of Business Principles is the foundation of our approach to Corporate Responsibility (CR). These Principles have been in place since 1998 and are reviewed annually by the Board taking into account external developments in business ethics and changing stakeholder expectations regarding CR and accountabilities. The Statement of Business Principles is the code of ethics adopted by BG Group for all employees, including our principal executive officers and financial officers.

The Business Principles are underpinned by eight Group Policies which interpret and expand each Principle:

•	Personal Conduct

•	Human Resources

•	Governance

•	Human Rights

•	Communications

•	Health, Safety and Environment

•	Security

•	Corporate Conduct

The Statement of Business Principles and Group Policies are available on the BG Group website (www.bg-group.com) and widely distributed throughout the Group in languages used in our countries of operation.

08	BG GROUP ANNUAL REVIEW 2003

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EMPLOYEES
We aim to have skilled and healthy people, working in safe environments. The skills, capability and creativity of our people are at the heart of the BG Group proposition.

We are committed to nurturing this culture – a BG society – by encouraging these key behaviours: collaborative working; creativity; individual discipline; and taking responsibility.

Our aim is that everyone should feel accountable for achieving high levels of performance and behavioural standards. We believe that this is best achieved through a global framework of HR policies and programmes which are tailored to the business environment of our locations.

HEALTH, SAFETY, SECURITY AND ENVIRONMENT
We believe that the protection of the health and safety of our employees and all those affected by our business, the protection of the environment and security of our assets are critical to our overall success. Our aim is to raise our performance to international best practice in all countries in which we operate. Our approach to delivering good performance in these areas is based on the principle of continuous improvement.

Health was a major focus during 2003. We produced a Health Assurance Framework which enables assets to establish health policies for local operations consistent with the BG Group approach.

Our goal for safety management is that no harm is suffered by employees or contractors, or by those associated with our activities. We maintained our safety performance in 2003; our lost time injuries per million man hours frequency (LTIF) remained at 0.7 – the same as for 2002.

A safe and secure working environment is fundamental to our business success and we seek to protect our staff and assets from harm. We assess the security risks in our varied operating environments throughout the world and have introduced security programmes and contingency plans to mitigate these risks. Risk assessments and effective mitigation measures enabled our business to function safely while minimising losses of revenue.

Our core business, the production, supply and distribution of gas, has a potential net beneficial impact on the environment because gas is a relatively clean fuel, capable of high energy conversion efficiencies. However, our activities also have the capacity to produce negative environmental impacts. We operate a company-wide environmental management system to minimise negative effects. Recognising the advantages of independent assurance, we have made a commitment that all major controlled activities will achieve external certification of their environmental management systems.

COMMUNITY INVOLVEMENT
The social and economic impacts of oil and gas exploration and development activities can be substantial. To help us understand the impact of our operations and make positive contributions, we use Social Impact Assessment tools. This approach, focusing on the development of capabilities, helps us align our business objectives with our stakeholder expectations. We aim to contribute to the development of sustainable economic activity and seek to support social and economic development in communities alongside our own operations. In addition to supporting local businesses and employing local people wherever we can, our community involvement programmes develop and run projects in most of our countries of operation.

We provide structured funding to communities local to our operations for projects that address community needs and provide skills to people.

Our voluntary contributions to social projects in 2003 totalled £3 million using the London Benchmarking Group model (www.lbg-online.net). Adding our contractual contributions, this figure rises to £6.1 million.

BG GROUP ANNUAL REVIEW 2003	09

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Governance and Risk Committed to high standards of corporate governance throughout BG Group.

CORPORATE GOVERNANCE
BG Group has an established governance framework built upon our Statement of Business Principles and the eight Group Policies described in the preceding Corporate Responsibility section.

Within this framework, corporate governance describes the system by which companies are directed and controlled.

BG Group shares are listed on the London Stock Exchange and our American Depositary Shares are listed on the New York Stock Exchange (NYSE).

Statement of compliance with the provisions of the Combined Code
UK listed companies are required to include a statement on corporate governance in their annual reports. This statement must include an explanation of how companies apply the principles of the Combined Code and whether or not they have complied throughout the year with all of its provisions. The Combined Code is an annex to the Listing Rules of the UK Listing Authority.

The Directors consider that the Company has complied throughout the year ended 31 December 2003 with all the relevant provisions (including Section 1) of the Combined Code. The Directors have also considered the implications of the new Combined Code which will apply to BG Group for the 2004 financial year. The Directors consider that the Company is already substantially compliant with the new Combined Code and will make any further adjustments to its governance framework as may be necessary during the course of the year.

US corporate governance rules
Under the NYSE rules as adopted by the US Securities and Exchange Commission (SEC), listed foreign private issuers, such as BG Group, must disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. There are no significant differences in the corporate governance practices followed by BG Group, as compared to those followed by US domestic companies under the NYSE listing standards.

10	BG GROUP ANNUAL REVIEW 2003

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The following section sets out further details about the Group’s governance framework.

The Board of Directors
Our Board maintains a system of internal controls to safeguard shareholders’ investment and the Group’s assets. Where we have a minority interest, we encourage and help our partners to establish appropriate controls. The Board has a schedule of matters specifically reserved to it for decision, including matters of key strategic importance, financial policy and material acquisitions and disposals.

BG Group has separate posts of Chairman and Chief Executive. This division of responsibilities is clearly established and agreed by the Board.

The Board currently consists of three Executive Directors (the Chief Executive, the Deputy Chief Executive and the Chief Financial Officer) and nine non-executive Directors, including the Chairman and Deputy Chairman. The Deputy Chairman is also the Senior Independent Director nominated by the Board.

Attendance is expected at all Board meetings and at the Annual General Meeting. The Board is supplied with relevant and timely information to enable it to discharge its duties. All our Directors have access to the advice and services of the Company Secretary.

If necessary, Directors are free to take independent professional advice at the Group’s expense.

New Chairman
Sir Richard Giordano served as Chairman of the Board of Directors throughout 2003 and retired on 31 December 2003. Sir Robert Wilson was appointed and succeeded him on 1 January 2004.

His appointment as Chairman followed the implementation of a nominations and appointment process involving the Nominations Committee, the Remuneration Committee and a special Committee, chaired by Keith Mackrell, Deputy Chairman and Senior Independent Director, in addition to the Board as a whole.

Committees
The Board has delegated authority to the following committees on specific matters:

•	Group Executive Committee

•	Chairman’s Committee

•	Audit Committee

•	Remuneration Committee

•	Nominations Committee

•	Finance Committee

All of the committees have formal terms of reference or, in the case of the Audit Committee, a written charter, approved by the Board. These are available on the BG Group website and copies are available on request.

The current membership of each of the committees is shown on page 12.

Internal control
The Group has an established Internal Control framework which consists of the Group’s policies, procedures and processes.

The system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. In pursuing these objectives, internal controls can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board has carried out a specific assessment of the Group’s system of internal control for the purpose of the Annual Report and Accounts.

Risk management
There is a continuous process for identifying, evaluating and managing the significant risks faced by the Group. This process was in place throughout 2003. The process is embedded in the business, with risk assessment and evaluation incorporated into the key business processes including strategy and business planning, investment appraisal, performance management and health, safety, security and environmental management processes. The effectiveness of this process is reviewed annually by the Audit Committee on behalf of the Board.

Risk factors
Outlined below are the risk factors that may affect our business. Not all these factors are within our control. Other factors besides those listed below may adversely affect the Group:

•	Extending the growth trajectory

•	Project delivery

•	Operations

•	Commodity prices and currency fluctuations

•	Political and Regulatory climates

•	Venture commercialisation

•	Reputation

•	Portfolio

•	Health, Safety, Security and Environment

•	Strategic leadership

Further details on each of these risk factors are set out on pages 33 to 35 of the BG Group Annual Report and Accounts 2003.

BG GROUP ANNUAL REVIEW 2003	11

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Board of directors

Sir Robert Wilson KCMG (60)
Chairman

Sir Robert Wilson was appointed Chairman with effect from 1 January 2004, having been a non-executive Director since September 2002. He was chairman of Rio Tinto plc from 1997 to 2003 and prior to that was chief executive between 1991 and 1997. He is also chairman of The Economist Group and a non-executive director of GlaxoSmithKline plc. He has previously been a non-executive director of Diageo plc, BP plc and The Boots Company PLC. (b), (d), (e)

Frank Chapman (50)
Chief Executive

Frank Chapman was appointed Chief Executive with effect from 23 October 2000, having been appointed to the Board of BG plc in February 1997. He joined British Gas plc in November 1996 as Managing Director, Exploration and Production. He is an engineer and has worked in the oil and gas industry for 29 years. Prior to joining British Gas plc, he spent 22 years with Shell and BP. (a), (b), (d)

Ashley Almanza (40)
Chief Financial Officer

Ashley Almanza was appointed Chief Financial Officer in August 2002. He is responsible for financial reporting and control, tax, treasury, investor relations, internal audit and investment appraisal. He joined British Gas plc in 1993 and has held a number of Corporate and Business Unit roles including Finance Director of BG International Downstream and Deputy Finance Director of BG International. He acted as Group Finance Director from October 2000 to January 2001 before he was appointed Group Financial Controller. Prior to joining British Gas plc he trained as a chartered accountant, working in South Africa and London. (a), (b), (d)

Peter Backhouse (52)
Non-Executive Director

Peter Backhouse was appointed to the Board as a non-executive Director in July 2000. He was formerly executive vice president, refining and marketing at BP Amoco plc. Previous roles at BP included deputy chief executive of BP Oil and chief executive of BP Oil Europe. He gained considerable gas experience in international LNG and in UK natural gas as head of BP’s UK gas marketing business. He is also a member of the Advisory Board of Carlyle/Riverstone Energy Partners, a US private equity fund. (c), (f)

David Benson (66)
Non-Executive Director

David Benson was appointed to the Board of British Gas plc as a non-executive Director in October 1988. He is a senior adviser to Fleming Family and Partners and is a non-executive director of Daniel Thwaites plc, Murray International Trust plc and the US-based Rouse Company and Dover Corporation. He is also chairman of the Trustees of the COIF Charities Investment Fund. He started his career with Shell before he joined Kleinwort Benson with which he has been associated for nearly 40 years. He will retire from the Board at the conclusion of the 2004 AGM. (c)

Sir John Coles GCMG (66)
Non-Executive Director

Sir John Coles was appointed to the Board of BG plc as a non-executive Director in March 1998. He had a 37 year career with the Foreign and Commonwealth Office (FCO) and retired as Permanent Under-Secretary of State in the FCO and Head of the Diplomatic Service in November 1997. He is a trustee of the Imperial War Museum and chairman of Sight Savers International. (f)

Paul Collins (67)
Non-Executive Director

Paul Collins was appointed to the Board as a non-executive Director with effect from 23 October 2000 after a long career with Citigroup Inc. He joined Citicorp in 1961 and subsequently served as the chief investment officer, headed the financial markets division, corporate planning, finance and administration, and Europe and the Middle East. He was appointed a director of Citicorp and its principal subsidiary, Citibank, in 1985 and vice-chairman in 1988. He is a director of Kimberly-Clark Corporation and a director and vice chairman of Nokia Corporation. (e), (f)

Elwyn Eilledge CBE (68)
Non-Executive Director

Elwyn Eilledge was appointed to the Board of BG plc as a non-executive Director in February 1997. He is also chairman of the Financial Reporting Advisory Board to the Treasury and former chairman of BTR plc. A chartered accountant, he was previously chairman of Ernst and Young International Limited with which he worked for nearly 30 years. (c), (f)

William Friedrich (55)
Deputy Chief Executive and General Counsel

William Friedrich was appointed Deputy Chief Executive with effect from 23 October 2000. He is also responsible for the Group’s operations in North and South America and for Health, Safety, Security and Environment. He joined British Gas plc in December 1995 as General Counsel after a 20 year career with Shearman & Sterling, where he became a partner in 1983. Whilst with the firm, he practised as a general corporate lawyer, working mainly on international transactions, and ultimately headed the firm’s worldwide project development and project finance practice. (a), (b), (d)

Keith Mackrell (71)
Deputy Chairman and Senior Independent Director

Keith Mackrell was appointed Deputy Chairman with effect from 23 October 2000, having been appointed to the Board of British Gas plc as a non-executive Director in June 1994. The Board nominated him Senior Independent Director with effect from 1 January 2001. He is also a non-executive director of Gartmore Asia Pacific Trust plc. He is a governor of the London School of Economics and chairman of Enterprise LSE. He is a former director of Shell International Petroleum Company Limited with which he had a career spanning 35 years. (b), (c), (e)

Dame Stella Rimington DCB (68)
Non-Executive Director

Dame Stella Rimington was appointed to the Board of BG plc as a non-executive Director in February 1997. She had a career with the Security Service spanning 27 years. She was the first woman Director General of MI5 and the first person to hold the post to have her name made public. She is also a non-executive director of Marks and Spencer plc. (e), (f)

Lord Sharman (61)
Non-Executive Director

Lord Sharman was appointed to the Board as a non-executive Director with effect from 23 October 2000. He is currently non-executive chairman of Aegis Group plc and Securicor plc and non-executive director of Reed Elsevier plc. He is also a member of the Supervisory Board of ABN Amro NV. A chartered accountant, he was chairman of KPMG International from 1997 to 1999, having been a senior partner since 1994. (c)

Membership of committees
(a)	Group Executive
(b)	Chairman’s
(c)	Audit
(d)	Finance
(e)	Nominations
(f)	Remuneration

12	BG GROUP ANNUAL REVIEW 2003

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Summary directors’ report

BG Group’s business segments are Exploration and Production (E&P), Liquefied Natural Gas (LNG), Transmission and Distribution (T&D), Power Generation (Power) and Other activities.

RESULTS OF BG GROUP’S OPERATIONS
Operating results: BG Group’s turnover in 2003 was £3 587m as compared to £2 610m in 2002 – an increase of 37%. Total operating profit increased by 41%, from £888m in 2002 to £1 251m in 2003. These increases were driven by strong performances across the Group’s operating segments.

E&P’s results – an operating profit increase of 31% to £959m in 2003 –reflected production volume growth of 15% and cost efficiencies as the continuing strong performance in the UK was complemented by existing and new fields overseas. These results were also impacted by the effects of higher commodity prices, partially offset by the impact of the weaker US Dollar. At constant prices and US$/UK£ exchange rates, E&P’s operating profit would have increased by 14%.

LNG’s total operating profit increased by £69m to £77m with growth in the shipping and marketing business resulting from significantly higher volumes and higher realised prices being the principal factor. LNG’s results also include the Group’s share of the operating profit of the Atlantic LNG associated undertakings, where profit increased from £29m in 2002 to £56m in 2003 due to higher volumes and prices, and the start-up of new processing facilities.

T&D’s total operating profit more than doubled to £116m (2002 £50m) as two of the major businesses based in South America (Comgas and MetroGAS) began to recover from the currency devaluations of recent years. Comgas’ operating profit increased by £26m to £58m, underpinned by 17% volume growth and higher margins. MetroGAS’ volumes also increased leading to a £15m increase in profit (to £18m in 2003); this increase also reflected the inclusion in 2002 of a one-off charge for doubtful debts (£8m). MetroGAS and its parent company, Gas Argentino, are in the process of a capital restructuring. It is possible that this may lead to a change in the ownership structure of these companies and this in turn may potentially result in BG Group ceasing to consolidate them as subsidiary undertakings. If this were to happen, the contribution that these companies make to BG Group’s operating profit would reduce.

Power’s total operating profit increased by 4% to £129m, reflecting the start-up of the San Lorenzo power station in the Philippines towards the end of 2002.

Other activities reported an operating loss of £30m in 2003, compared to £25m in 2002. The results continue to reflect the focus on developing BG Group’s New Business activities, including Microgen, Natural Gas Vehicles and Telecoms.

Exceptional items: There were no exceptional operating items in either 2003 or 2002.

In 2003, pre-tax profit on disposal of fixed assets and investments was £117m, comprising a profit of £77m on the sale of a package of North Sea gas production assets, £32m on the sale of BG Group’s 51% interest in Phoenix Natural Gas Limited, a Northern Ireland natural gas distribution company, £6m on the partial sale of BG Brindisi LNG S.p.A. and a £2m release of a provision relating to a prior year disposal.

In 2002, the loss on disposal of fixed assets and investments of £14m included the disposal of BG Group’s 100% investment in Iqara EcoFuels Limited, and part of the Rose field, realising losses of £7m and £2m respectively.

Earnings per share and ratios: Earnings for the financial year excluding exceptional items were £683m, compared to £424m in 2002. Earnings per share increased by 62% from 12.0p in 2002 to 19.4p in 2003. The 2002 earnings and earnings per share figures include the impact of a £51m adjustment to opening UK deferred tax balances arising on the introduction of a 10% surcharge on North Sea profit. Excluding this £51m charge, 2002 earnings and earnings per share would have been £475m and 13.4p respectively.

Earnings and earnings per share including exceptional items were £768m (2002 £410m) and 21.8p (2002 11.6p) respectively.

BG Group’s gearing ratio (debt divided by debt plus equity) was 15.5% as at 31 December 2003 compared to 23% the previous year. The increase reflected a decrease in net debt from £1 002m to £721m which arose from the increased profit and disposal proceeds in the year together with favourable exchange rate movements.

BG Group’s post-tax return on average capital employed (ROACE) was 16.3% compared to 10.9% in 2002. Excluding the North Sea tax surcharge on opening deferred tax balances, referred to above, ROACE for 2002 was 12.1%.

Dividend: Since demerger, BG Group’s policy has been to maintain a constant dividend in real terms. The Group has made considerable progress in the development and execution of its strategy since demerger and this has transformed the earnings and cash flow capacity of the business, as reflected in the 2003 results. The Directors are therefore recommending a substantial increase in the dividend with a final dividend of 1.86p per share bringing the full year dividend to 3.46p per share, an increase of 12% compared with last year. The final dividend will be paid to UK shareholders on 28 May 2004 (7 June 2004 to American Depository Receipt holders).

In considering the dividend level, the Board takes account of the outlook for earnings growth, cash flow generation and financial gearing. The aim is to provide sustainable, long-term growth in the dividend.

It is expected that, in future, the interim dividend will be set at half the preceding full year dividend.

Post balance sheet events: On 16 February 2004, BG Group announced that it had entered into an agreement to acquire El Paso Oil and Gas Canada, Inc. The acquired company holds producing gas fields, together with around 630 000 acres of undeveloped oil and gas acreage. The transaction is expected to complete in March 2004 for a cash consideration of US$346m, based on an economic effective date of 1 January 2004.

On 19 February 2004, BG Group announced that it had signed a Sale and Purchase Agreement for the acquisition of Mauritania Holdings B.V., which owns interests in Production Sharing Contracts offshore Mauritania, West Africa. The transaction is expected to complete in the second quarter of 2004 for a cash consideration of $132m, plus up to a further $5.1m that is contingent upon the attainment of certain exploration and production milestones.

Progress and outlook: The development of BG Group’s businesses is discussed on pages 5 to 7.

Employees: At the end of 2003, BG Group had more than 4 500 employees, of which around 3 600 were based outside the UK.

Annual General Meeting: The Annual General Meeting will be held at 2.00 pm on Friday 21 May 2004 at the International Convention Centre, Birmingham. The Notice of Annual General Meeting, which includes an explanation of the proposed resolutions, is set out on pages 19 to 21.

Independent auditors’ report: The independent auditors’ report on the full Financial Statements for the year ended 31 December 2003 and on the auditable part of the Directors’ Report was unqualified and did not contain a statement concerning accounting records or failure to obtain necessary information and explanations. The auditors’ report did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985.

This summary Financial Statement was signed on behalf of the Board on 5 March 2004 by

Sir Robert Wilson (Chairman)
Ashley Almanza (Chief Financial Officer)

BG GROUP ANNUAL REVIEW 2003	13

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Summary remuneration report

INTRODUCTION
This report provides a summary of BG Group’s remuneration policy. The full report is set out on pages 59 to 68 of BG Group’s Annual Report and Accounts 2003.

Responsibility for reviewing Group remuneration strategy and policy, recommending any changes and approving individual remuneration packages for the Executive Directors rests with the Remuneration Committee. The Committee consists exclusively of independent non-executive Directors and meets on at least four occasions each year(a). The Committee reviews the remuneration policy on a regular basis and recommends changes as and when appropriate. No changes are proposed to the policy this year in so far as it applies to Directors’ remuneration.

Summary remuneration policy
 BG Group needs to be able to employ and retain international employees of the highest calibre with the necessary skills, capabilities and experience to execute its business strategy and thereby deliver strong growth. The catchment area for recruitment is increasingly outside the UK and the required talent is scarce.

The overriding objectives of our remuneration policy are:

•	to enable the recruitment and retention of this limited resource; and

•	to reinforce our strong performance ethic.

Accordingly, the central premise of the policy is that, while reward arrangements should be market competitive, employees should look to performance related incentives rather than base salaries to achieve above average reward. Performance related incentive schemes form a significant proportion of the total reward package for executives and are designed to align executives’ interests with those of shareholders and establish a clear link between pay and performance.

To implement our policy, we have a well-developed, company-wide performance management system and we operate three complementary performance related incentive schemes for executives. The three schemes are the Annual Incentive Scheme (AIS), the Long Term Incentive Scheme (LTIS) and the Company Share Option Scheme (CSOS). The AIS is designed to focus executives on the business priorities for the financial year and to reinforce our individual performance culture. The aim of the LTIS is to motivate participants to maximise total shareholder return (TSR)(b) as measured against a comparator group of international oil and gas companies over a period of three years. The CSOS aims to drive real earnings growth over the long term. The mechanism used for measuring this is the growth in the Group’s published earnings per share (EPS)(c) relative to the growth in the retail price index, excluding mortgage interest repayments (RPIX). Further details of the AIS, the LTIS and the CSOS are set out below.

The varying performance periods and performance conditions of the three schemes combine and complement each other to enable the measurement and reward of both short- and long-term performance and of absolute (AIS), sustained (CSOS) and comparative (LTIS) financial performance.

In defining the Group’s remuneration policy, the Remuneration Committee takes into account advice received from external consultants and also best practice guidelines set by institutional shareholder bodies, including the revised principles and guidelines on executive remuneration issued by the Association of British Insurers.

Components of remuneration
The current remuneration package for Executive Directors comprises performance related and non-performance related components. The performance related components are the incentive schemes referred to above and the non-performance related components are base salary, taxable benefits and pension entitlements. In addition, the Executive Directors are eligible to participate in the Company’s all-employee share schemes. Pay and employment conditions elsewhere in the Group have been taken into account by the Remuneration Committee in determining the remuneration packages for Executive Directors and the Committee has also followed the provisions of Schedule A to the Combined Code.

The proportion of each Executive Director’s total remuneration that is performance related is significant even for target (which is based on budget) performance. For stretch (significantly above budget) performance, the total amount of remuneration payable is higher, as is the proportion of that total which is performance related.

In determining the relative importance of those elements of remuneration which are, and those which are not, performance related as required by the Directors’ Remuneration Report Regulations 2002 (the ‘Regulations’), we have, as last year, made a number of assumptions on the Company’s share price growth and TSR, relative to the Company’s comparator group, over the next three years. Neither these assumptions nor our remuneration policy have changed from last year. The average proportion of remuneration (excluding pension) that is performance related for target performance is 58% and for stretch performance is 79%. These figures are different from last year because we have excluded the value of pensions in calculating the proportion of fixed to variable pay. Pension values can vary quite significantly from year to year and from person to person. Pension arrangements are explained separately on page 16.

Base salaries
Executive Directors’ salaries are benchmarked against the median of the FTSE 50 and reviewed each year with any changes taking effect from 1 April. This review takes into account individual performance and market competitiveness. Pensionable salary is derived from base salary only.

Annual Incentive Scheme
The Company operates a cash based annual incentive scheme, which provides an incentive opportunity in the range of 0% to 100% of base salary.

At the start of the incentive year (1 January), based on the Company’s business priorities, the Remuneration Committee sets both the performance measures and the targets. These targets ensure that incentives at the higher end of the range are payable only for demonstrably superior Company and individual performance.

For the Executive Directors and other members of the Group Executive Committee, the financial performance measures for the 2003 incentive year were EPS and return on average capital employed(d) (ROACE) (both such measures adjusted to take into account the volatility of upstream commodity prices). These measures (adjusted to take into account both the volatility of US$/UK£ exchange rates and upstream commodity prices) will apply for 2004.

When determining incentive payments, the Remuneration Committee considers overall Group performance, including financial performance and health, safety and environmental performance, as well as individual performance. Payments in respect of the 2003 incentive year were made in February 2004 based on 2003 results. Payments under the AIS are non-pensionable.

(a)	The membership of the Remuneration Committee is shown on page 12.
(b)	TSR is defined as the return on investment obtained from holding a company’s shares over a period. It includes dividends paid, the change in the capital value of the shares and other payments to, or by, shareholders within the period.
(c)	EPS is calculated by dividing the earnings for the financial year (excluding exceptional items) by the weighted average number of ordinary shares in issue and ranking for dividend during the year. EPS is published quarterly when BG Group reports its results.
(d)	Average capital employed consists of total shareholders’ funds plus net borrowings averaged between the start and end of year. ROACE represents profit before tax (excluding exceptional items) plus net interest payable on net borrowings as a percentage of average capital employed.

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Long-term incentives – Estimated Present Value (EPV)
For the last two years, we have been using EPV as a measure to describe the value, at the time of grant or allocation, of long-term incentives which may, or may not, pay out in the future. This measure was developed by our external consultants, Towers Perrin(a), and takes account of the performance conditions and the risk that grants and allocations may be forfeited. This EPV is then used to determine the appropriate levels of face value CSOS grants and LTIS allocations.

As agreed by shareholders at our Annual General Meeting in 2002, the Remuneration Committee is able to make awards under both schemes, up to a maximum combined EPV of 175% of base salary each year. The actual maximum combined EPV granted during 2003 was slightly less than 140%.

Each year, the Remuneration Committee decides on the appropriate blend of CSOS grants and LTIS allocations that will be made to Executive Directors within the maximum combined EPV. Awards will always be made under both schemes, with not less than one-third and not more than two-thirds of the total combined EPV being delivered by either scheme. For the 2003 awards, the Executive Directors received two-thirds of the total combined EPV through the LTIS and one-third through the CSOS.

Long Term Incentive Scheme
A limited number of employees are allocated Company shares under the LTIS. This allocation marks the beginning of a three year performance period. The Company’s TSR performance against that of a comparator group over the three year period will determine what proportion of the allocated shares will be transferred into the ownership of the employee. The Remuneration Committee considers that measuring performance against a comparator group of companies ensures that executives are rewarded based on BG Group’s performance relative to the performance of the other companies in the comparator group. The TSR performance is measured by the independent TSR monitoring service of Alithos Limited.

The LTIS comparator group for the 2002 and 2003 allocations comprises 21 international oil and gas companies (including BG Group plc) of which 12 are headquartered in the USA, three in the UK and six elsewhere in Europe(b). This group has been chosen because the Remuneration Committee believes that it comprises our major business competitors – in other words, those companies against which BG Group is compared by shareholders.

For the 2003 LTIS allocation, the Remuneration Committee has set the following performance conditions. For 100% of the allocated shares to be transferred, the Company must achieve the ‘Number One’ TSR performance position within the comparator group. Seventy-five per cent of shares will be transferred if upper quartile TSR performance is achieved. A proportion of between 75% and 100% of the allocated shares will be transferred for between upper quartile and ‘Number One’ performance. Only 30% of the allocated shares will be transferred if median TSR performance is achieved. A proportion of between 30% and 75% of the allocated shares will be transferred for between median and upper quartile performance. Below the median, all shares will be forfeited.

There is no retest provision. In the event of a change of control, vesting of shares under the LTIS is not automatic and would depend upon the extent to which the performance conditions had been met at the time.

Shares allocated under the 1999 LTIS scheme were transferred to eligible employees on 1 October 2003 when the one year retention period ended. The aggregate value of shares transferred to Executive Directors was £353 374.

Company Share Option Scheme
Approximately 1 300 employees are currently eligible to participate in the CSOS including UK payroll employees and overseas employees above a certain level of seniority.

The Company grants an option over its shares to each eligible employee and the option price is set at the fair market value at the time of the grant. As described below, the CSOS measures performance according to EPS growth relative to the growth in RPIX. The Remuneration Committee considers that the inclusion of an EPS performance measure ensures that executives receive rewards only when the Company has achieved sustained earnings growth during the performance period. To the extent that the performance target has been met three years from the date of grant, the option may be exercised (in whole or in part) at any time up to the expiry of ten years from the date of grant.

As in 2002, the levels of grant made to individual employees during 2003 were differentiated based on each individual’s performance to date and expectation of future contributions. For the 2003 grant, the Remuneration Committee set the following performance targets. For all of the option to be exercisable, the Company must achieve EPS growth over three years of RPIX plus 30%. Half of the option will be exercisable if EPS growth over three years is RPIX plus 15%. A proportion of between half and all of the option will be exercisable if the Company achieves EPS growth over three years of RPIX plus between 15% and 30%. Below this, the option cannot be exercised.

Fixed point retesting is allowed in years four and five but, in this event, EPS growth of RPIX plus 40% or plus 50% respectively must be achieved for all of the option to become exercisable. At the end of year five, the option will be exercisable only to the extent that the performance conditions have been met. The Remuneration Committee is sensitive to the current corporate governance climate on the matter of retesting. However, it considers, particularly in light of the macroeconomic factors which affect the business, that a combination of genuinely stretching performance conditions and the ability to retest those conditions ensures that management is motivated to achieve, and appropriately rewarded for, long-term Company performance. The Committee will review the position again at the time of making further grants in 2004.

In the event of a change of control, exercise of the option under the CSOS is not automatic and would depend upon the extent to which the performance conditions had been met at the time.

None of the Directors exercised any options during the year.

All-Employee Share Schemes
In order to encourage share ownership, the Company currently provides two all-employee share schemes for its UK employees, the Share Incentive Plan (SIP) and the Sharesave Scheme.

Share Incentive Plan
There are two parts to the SIP – the Partnership Shares Plan and the Free Shares Plan.

Under the Partnership Shares Plan, eligible employees are offered the opportunity to buy Company shares from pre-tax earnings as part of a regular share purchase plan. At 31 December 2003, 60% of eligible employees were participating in this plan, contributing an average monthly payment of £105. Of those participating, 74% were contributing the maximum of £125 per month.

(a)	Towers Perrin has given, and not withdrawn, its written consent to the issue of this document with the inclusion of reference to its name in the form and content in which it appears. A copy of the consent letter is available for inspection at BG Group plc, 100 Thames Valley Park Drive, Reading, Berkshire RG6 1PT.
(b)	The other companies in the comparator group are Amerada Hess Corporation, Anadarko Petroleum Corporation, BP plc, Burlington Resources Inc., ChevronTexaco Corporation, ConocoPhillips, Duke Energy Corporation, El Paso Corporation, ENI SpA, ExxonMobil Corporation, Kerr-McGee Corporation, Marathon Oil Corporation, Norsk Hydro ASA, Occidental Petroleum Corporation, Repsol YPF SA, Royal Dutch Petroleum Co., Shell Transport & Trading Co. plc, Statoil ASA, Total SA and Unocal Corporation. A different comparator group was used for the 2001 allocation.

BG GROUP ANNUAL REVIEW 2003	15

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Summary remuneration report continued

A Free Shares award of 1 196 shares was made on 7 April 2003 to all eligible employees in the UK based on BG Group’s performance during 2002. These shares will be held in trust for up to five years. For 2003, the Remuneration Committee may make awards of Free Shares in the Company up to a value of £3 000 (the statutory limit) for each individual. All eligible employees will receive the same number of shares. This number will be determined based on the extent to which the Company has met the agreed profit targets for 2003.

Sharesave Scheme
The Sharesave Scheme provides for eligible employees to acquire the Company’s shares with the proceeds of a monthly savings contract. At 31 December 2003, 83% of eligible employees were participating in the Sharesave Scheme, contributing an average monthly payment of £211. Of those participating, 70% were contributing the maximum of £250 per month.

Shareholding guidelines
Shareholding guidelines exist for Executive Directors, Group Executive Committee members and certain other senior employees to encourage substantial long-term share ownership. These require that, over a period of five years from the introduction of the guidelines in 2002 (or the Director’s appointment, if later), Executive Directors build up, and then retain, a holding of shares with a value equivalent to twice base salary. The required holding for other members of the Group Executive Committee is one-times base salary and for certain other senior employees is half base salary. The guidelines require that, in relation to the 2002 and later LTIS allocations, vested shares (net of tax) should be retained by the individual until the required shareholding level is reached.

Pension
The Executive Directors are members of the BG Pension Scheme and the BG Supplementary Benefits Scheme. Benefits accrue at a rate designed to target a pension equivalent to two-thirds of their final 12 months’ salary on retirement from BG at age 60, inclusive of pension rights earned either in previous employments or previous pension arrangements.

Service contracts
The Executive Directors’ service contracts, including arrangements for early termination, are carefully considered by the Remuneration Committee and are designed to recruit, retain and motivate Directors of the quality required to manage the Company. The Remuneration Committee considers that a notice period of one year is appropriate.

The Executive Directors’ service contracts contain change of control provisions. Should the Directors’ employment be terminated within 12 months of a change of control, they are entitled to liquidated damages. The amount of liquidated damages is equal to one year’s gross salary and a credit of one year’s pensionable service (less any deductions the employer is required to make), which the Remuneration Committee considers to be a genuine pre-estimate of loss. The Remuneration Committee considers that these provisions assist with recruitment and retention and that their inclusion is therefore in the best interests of shareholders.

Other than change of control, the Executive Directors’ service contracts do not contain provisions for compensation in the event of early termination. When calculating termination payments, the Remuneration Committee takes into account a variety of factors including individual and Company performance, the obligation for the Director to mitigate his or her own loss (for example, by gaining new employment) and the Director’s age and length of service.

Non-Executive Directors
The Board aims to recruit non-executive Directors of a high calibre with broad commercial, international or other relevant experience. Non-executive Directors are appointed by the Board on the recommendation of the Nominations Committee. Their appointment is for an initial term of three years, subject to election by shareholders at the first Annual General Meeting following their appointment. They are generally reappointed for a second term of three years, subject to re-election by shareholders. There is no notice period and no provision for termination payments. The terms of engagement of the non-executive Directors are set out in a letter of appointment(a).

Non-executive Directors (other than the Chairman) are paid a basic fee of £50 000 per annum(b). Additional fees are also payable, for example, for chairing a committee of the Board or acting as Deputy Chairman. The fees were last reviewed in July 2003, taking into account increased workload and market movements. The next fee review will be in 2004 and fees will be reviewed annually thereafter.

Non-executive Directors are not eligible to participate in any of the Company’s share schemes, incentive schemes or pension schemes.

Performance graph
The graph below shows BG Group’s total shareholder return performance since listing (calculated in accordance with the Regulations) against the performance of the FTSE 100. We have chosen the FTSE 100 because this is a recognised broad equity market index of which the Company is a member.

HISTORICAL TSR PERFORMANCE
Growth in the value of a hypothetical £100 holding over period since listing BG Group plc shares on 13 December 1999

Source: Towers Perrin

(a)	Sir Richard Giordano had an employment contract with the Company which terminated on31 December 2003, when he retired as Chairman.
(b)	Sir Richard Giordano received a salary. Sir Robert Wilson, the Company’s new Chairman, receives a fee of £500,000 per annum which is next subject to review in July 2005.

16	BG GROUP ANNUAL REVIEW 2003

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Summary Directors’ emoluments, pension benefits and shareholdings

	Total		Total
	emoluments		emoluments		Accrued	Accrued	Beneficial		Beneficial
	excluding		excluding		annual	annual	interests in		interests in
	pension	(c)	pension	(c)	pension	pension	ordinary		ordinary
	2003		2002		2003	2002	shares	(f)	shares	(f)
	£				££000pa	£000pa	2003		2002

Chairman

Sir Robert Wilson(a)(d)	47 500		9 917		–	–	32 000		12 000

Executive Directors(b)

Ashley Almanza	699 931		232 336		54	28	25 889		20 760

Frank Chapman	1 268 993		1 122 345		254	210	223 117		221 326

William Friedrich	1 158 174		1 036 235		235	194	245 776		212 685

Non-executive Directors(d)	450 000		345 000		–	–	159 627		159 627

Former Chairman

Sir Richard Giordano(e)	1 790 554		490 373		–	–	128 100		128 100

(a)	A non-executive Director from September 2002 and appointed as Chairman with effect from 1 January 2004.
(b)	Total emoluments of Executive Directors include payments under the AIS in respect of 2002 and 2003.
(c)	Total emoluments include taxable benefits where appropriate.
(d)	Each non-executive Director, other than the Chairman, is entitled to a fee of £50 000 per annum. Each non-executive Director who chairs a committee of the Board receives an additional fee of £10 000 per annum. Keith Mackrell, as Deputy Chairman of the Company, receives an additional fee of £65 000 per annum.
(e)	Sir Richard Giordano retired as Chairman on 31 December 2003. He gave notice of his resignation on 30 June 2003. His employment terminated by agreement on 31 December 2003 and the Company paid him the sum of £250 000 in lieu of basic salary for the balance of his one year notice entitlement. In addition, the Company paid Sir Richard the sum of £970 000, representing the cost of providing an office (with full-time secretary and use of a car and driver) in New York for a period of five years in accordance with his contract of employment.
(f)	Interests include shares acquired pursuant to the BG Group Employee Profit Sharing Scheme (which ceased to operate at the end of 2000) and the SIP but exclude interests in shares under the LTIS, CSOS and Sharesave Scheme.

Summary consolidated profit and loss account

for the year ended 31 December	2003						2002

			Exceptional		Business				Exceptional		Business
	Total		items	(a)	performance	(b)	Total		items	(a)	performance	(b)
	£m		£m		£m		£m		£m		£m

Group turnover	3 587		–		3 587		2 610		–		2 610

Operating costs	(2 530)		–		(2 530)		(1 877)		–		(1 877)

Group operating profit	1 057		–		1 057		733		–		733

Share of operating profits less losses in joint ventures
and associated undertakings	194		–		194		155		–		155

Total operating profit	1 251		–		1 251		888		–		888

Profit/(loss) on disposal of fixed assets	117		117		–		(14)		(14)		–

Profit on ordinary activities before interest	1 368		117		1 251		874		(14)		888

Net interest	(78)		–		(78)		(80)		–		(80)

Profit on ordinary activities before taxation	1 290		117		1 173		794		(14)		808

Tax on profit on ordinary activities	(502)		(32)		(470)		(374)		–		(374)

Profit on ordinary activities after taxation	788		85		703		420		(14)		434

Minority shareholders’ interest	(20)		–		(20)		(10)		–		(10)

Profit for the financial year	768		85		683		410		(14)		424

Dividends	(122)						(110)

Transfer to reserves	646						300

Earnings per ordinary share:

Basic	21.8	p	2.4	p	19.4	p	11.6	p	(0.4	)p	12.0	p

Diluted	21.8	p	2.4	p	19.4	p	11.6	p	(0.4	)p	12.0	p

Dividends per ordinary share:

Interim	1.60	p					1.55	p

Final	1.86	p					1.55	p

Directors’ remuneration (£m)(c)	5.6						3.6

Capital expenditure including investment (£m)	1 054						1 510

Average number of employees	4 596						4 491

(a)	Exceptional items are detailed on page 13.
(b)	Business performance represents the underlying performance of BG Group, excluding the impact of exceptional items.
(c)	Directors’ remuneration for 2003 includes emoluments of £4.1m (2002 £2.5m) and £1.5m (2002 £1.1m) in respect of bonus payments under the AIS. As at 31 December 2003, the three Executive Directors were members of the BG Pension Scheme and the BG Supplementary Benefits Scheme, which are both defined benefit pension schemes.

BG GROUP ANNUAL REVIEW 2003	17

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Segmental analysis

	Group turnover		Total operating profit/(loss)

for the year ended 31 December	2003	2002	2003	2002
	£m	£m	£m	£m

Exploration and Production	1 794	1 555	959	731

Liquefied Natural Gas	945	309	77	8

Transmission and Distribution	678	541	116	50

Power Generation	184	189	129	124

Other activities	3	66	(30)	(25)

Less: intra-group sales	(17)	(50)

	3 587	2 610	1 251	888

Summary consolidated balance sheet

as at 31 December	2003	2002
	£m	£m

Fixed assets	5 898	5 656

Current assets	1 269	1 127

Creditors: amounts falling due within one year	(1 483)	(1 579)

Net current liabilities	(214)	(452)

Total assets less current liabilities	5 684	5 204

Creditors: amounts falling due after more than one year	(693)	(880)

Provisions for liabilities and charges	(1 075)	(976)

	3 916	3 348

BG shareholders’ funds	3 925	3 324

Minority shareholders’ interest	(9)	24

	3 916	3 348

Gearing ratio (debt/(debt + equity))	15.5%	23.0%

Debt equity ratio (debt/equity)	18.4%	29.9%

Important note
This Annual Review is only a summary of information in the Company’s accounts, Directors’ Report and Directors’ Remuneration Report. It does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company or the Group or of its policies and arrangements concerning Directors’ remuneration as would be provided by the full BG Group Annual Report and Accounts 2003.

Shareholders who would like more detailed information may obtain a copy of the full Annual Report and Accounts for 2003 from our website www.bg-group.com Alternatively it is available free of charge from the Head of Investor Relations at the registered office address on the back page. If you wish to receive the full Annual Report and Accounts in future years please write to Lloyds TSB Registrars at their address, shown on the back page.

Auditors’ statement to the members of BG Group plc

We have examined the Summary Financial Statements, set out on pages 12 to 18 of this document.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Directors are responsible for preparing this summarised Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within this summarised Annual Review with the Annual Report and Accounts, Directors’ Report and the Directors’ Remuneration Report of BG Group plc for the year ended 31 December 2003 and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in this summarised Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

This statement, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the Summary Financial Statement’ issued by the Auditing Practices Board.

OPINION
In our opinion the Summary Financial Statement is consistent with the Annual Report and Accounts, the Directors’ Report and the Directors’ Remuneration Report of BG Group plc for the year ended 31 December 2003 and complies with Section 251 of the Companies Act 1985, and the regulations made thereunder.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants and Registered Auditors, 1 Embankment Place, London WC2N 6RH	5 March 2004

18	BG GROUP ANNUAL REVIEW 2003

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Notice of fifth Annual General Meeting of BG Group plc

This document is important. If you are in any doubt about its content, you should consult an appropriate independent adviser.

If you have sold or transferred all of your shares in BG Group plc, please send this document and all accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through, or to whom the sale or transfer was effected so that they can be passed on to the person who now owns the shares.

The fifth Annual General Meeting of BG Group plc (the ‘Company’) will be held in Hall 1 of the International Convention Centre, Birmingham B1 2EA on Friday
21 May 2004 at 2.00 pm for the transaction of the business set out below.

This Notice contains the resolutions to be voted on at the Company’s Annual General Meeting. Resolutions 1 to 13 below are ordinary resolutions which will be passed if more than 50% of the votes cast are in favour. Resolutions 14 and 15 are special resolutions which will be passed if not less than 75% of the votes cast are in favour.

A poll will be called on each of the resolutions set out below. Further detail is set out in the explanatory notes.

Resolution 1
To receive the accounts and reports of the Directors and the Auditors for the year ended 31 December 2003.

Resolution 2
To approve the Remuneration Report as set out on pages 59 to 68 of the BG Group Annual Report and Accounts for the year ended 31 December 2003.

Resolution 3
To declare a final dividend in respect of the year ended 31 December 2003 of 1.86 pence per ordinary share payable on 28 May 2004 to holders of ordinary shares on the register of shareholders of the Company at the close of business on 16 April 2004.

Resolution 4
To re-elect Mr Peter Backhouse as a Director of the Company.

Resolution 5
To re-elect Mr Paul Collins as a Director of the Company.

Resolution 6
To re-elect Mr William Friedrich as a Director of the Company.

Resolution 7
To re-elect Lord Sharman as a Director of the Company.

Resolution 8
To re-elect Mr Keith Mackrell as a Director of the Company.

Resolution 9
To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

Resolution 10
To authorise the Audit Committee to determine the remuneration of the Auditors.

Resolution 11
That in accordance with Part XA of the Companies Act 1985 (the ‘Act’) the Company and its wholly-owned subsidiary BG International Limited each be and is hereby authorised:

(a)	to make donations to EU political organisations not exceeding £25 000 in total; and

(b)	to incur EU political expenditure not exceeding £25 000 in total,

during the period commencing on the date of this resolution and ending on the date of the Annual General Meeting of the Company in 2005 or, if earlier, 21 August 2005. For the purposes of this resolution, ‘donations’‚ ‘EU political organisation’ and ‘EU political expenditure’ have the meanings given to them in section 347A of the Act.

Resolution 12
That the Directors be authorised to amend:

(a)	the Rules of the BG Group Company Share Option Scheme;

(b)	the Rules of the BG Group Sharesave Scheme;

(c)	the Trust Deed and Rules of the BG Group New Long Term Incentive Scheme; and

(d)	the Trust Deed and Rules of the BG Group Share Incentive Plan,

as set out in the marked-up copies which have been produced to the meeting and, for the purposes of identification, signed by the Chairman, to allow for the use of treasury shares to satisfy awards.

Resolution 13
That the authority conferred on the Directors by Article 12.2 of the Company’s Articles of Association be renewed and for this purpose:

(a)	the Section 80 Amount be £117 730 026; and

(b)	the prescribed period be the period ending on the date of the Annual General Meeting of the Company in 2005 or, if earlier, 21 August 2005.

SPECIAL RESOLUTIONS
Resolution 14
That the Directors be empowered to allot equity securities (as defined in section 94 of Companies Act 1985 (the ‘Act’)), entirely paid for in cash:

(a)	of an unlimited amount in connection with a rights issue (as defined in the Company’s Articles of Association); and

(b)	otherwise than in connection with a rights issue, of an amount up to £17 659 504,

free of the restrictions in section 89(1) of the Act provided that:

(i)	this power shall expire on the date of the Annual General Meeting of the Company in 2005 or, if earlier, 21 August 2005 and is in substitution for all previous such powers, which shall cease to have effect from the date of this Resolution, without affecting the validity of any allotment of securities already made under them; and

(ii)	during that period, the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after that period.

In working out the maximum amount of equity securities for the purposes of paragraph (b) above, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place.

For the purposes of this Resolution:

(a)	references (except in paragraph (b) below) to an allotment of equity securities shall include a sale of treasury shares; and

(b)	the power granted by this Resolution, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority under section 80 of the Act conferred by Resolution 13 above.

Resolution 15
That the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985 (as amended)) of ordinary shares of 10 pence each of the Company (‘ordinary shares’) provided that:

1	The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (Saturdays and public holidays excluded), will also be available for inspection at the place of the Annual General Meeting from 1.00 pm on the day of the Meeting until the conclusion of the Meeting:

	(i)	copies of all Directors’ service contracts and letters of appointment with the Company;

	(ii)	a copy of the documents listed in Resolution 12 highlighting the proposed changes to the BG Group employees’ share schemes; and
	(iii)	the register of interests of the Directors (and their families) in the share capital of the Company.

2	The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 1995, specifies that only those holders of ordinary shares registered in the register of members of the Company as at 6.00 pm on 19 May 2004 shall be entitled to attend or vote at the Meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on 19 May 2004 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

BG GROUP ANNUAL REVIEW 2003	19

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Notice of fifth Annual General Meeting of BG Group plc continued

(a)	the maximum number of ordinary shares hereby authorised to be acquired is 353 190 078;

(b)	the minimum price which may be paid for any such ordinary share is 10 pence, the nominal value of that share;

(c)	the maximum price which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(d)	the authority hereby conferred shall expire on the date of the Annual General Meeting of the Company in 2005 or, if earlier, 21 August 2005; but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuance of any such contract.

Registered Office	By order of the Board
100 Thames Valley Park Drive	Emma Nichol
Reading	Company Secretary
Berkshire RG6 1PT
Registered in England & Wales No. 3690065	5 March 2004

A shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him/her. A proxy need not be a shareholder of the Company. Further details of proxy appointment are given on page 21.

Explanatory notes
In line with emerging best practice, voting at the Meeting will be by poll. The Chairman will invite each shareholder and proxy present at the meeting to complete a poll card indicating how they wish to cast their votes in respect of each resolution. In addition the Chairman will cast the votes for which he has been appointed as proxy. Poll cards will be collected at the end of the meeting and the preliminary results declared. Once the results have been verified by the Company’s Registrar, they will be notified to the UK Listing Authority and published on the Company’s website.

ANNUAL REPORT AND ACCOUNTS (RESOLUTION 1)
The Directors must lay before the Meeting the accounts of the Company for the financial year ended 31 December 2003, the Directors’ Report, the Remuneration Report and the Auditors’ Report on the accounts and the auditable part of the Remuneration Report.

REMUNERATION REPORT (RESOLUTION 2)
UK listed companies must put an ordinary resolution to shareholders at the Annual General Meeting seeking approval of the Remuneration Report. The vote is advisory in nature, in that payments made or promised to Directors will not have to be repaid in the event that the resolution is not passed.

DECLARATION OF A DIVIDEND (RESOLUTION 3)
A final dividend for the year ended 31 December 2003 of 1.86 pence per ordinary share is recommended by the Directors. A final dividend can be paid only after it has been declared by the shareholders at a general meeting. It is proposed that shareholders declare this dividend by passing Resolution 3. If so declared, the final dividend will be paid on 28 May 2004 to ordinary shareholders who were on the register of the Company at the close of business on 16 April 2004.

An interim dividend for the year ended 31 December 2003 of 1.6 pence per ordinary share was paid on 12 September 2003.

APPOINTMENT OF DIRECTORS (RESOLUTIONS 4 TO 8)
Directors are subject to re-election by shareholders every three years. Biographical details of all the Directors proposed to be re-elected are shown on page 12 of this Review. In reviewing the recommendation of the Nominations Committee concerning these re-elections, the Board has concluded that each of the non-executive Directors is independent in character and judgement and continues to make an effective and valuable contribution to the Board and to demonstrate commitment to the role. The Board unanimously recommmends their re-election.

RE-ELECTION OF MR PETER BACKHOUSE (RESOLUTION 4)
Peter Backhouse was first elected at the Annual General Meeting in 2001. He was appointed to the Board as a non-executive Director in July 2000 and is currently a member of the Audit Committee and Remuneration Committee.

RE-ELECTION OF MR PAUL COLLINS (RESOLUTION 5)
Paul Collins was first elected at the Annual General Meeting in 2001. He was appointed to the Board as a non-executive Director in October 2000 and is currently a member of the Nominations Committee and Remuneration Committee.

RE-ELECTION OF MR WILLIAM FRIEDRICH (RESOLUTION 6)
William Friedrich was first elected at the Annual General Meeting in 2001. He was appointed to the Board as Deputy Chief Executive in October 2000 and is currently a member of the Group Executive Committee, Chairman’s Committee and Finance Committee.

RE-ELECTION OF LORD SHARMAN (RESOLUTION 7)
Lord Sharman was first elected at the Annual General Meeting in 2001. He was appointed to the Board as a non-executive Director in October 2000 and is currently Chairman of the Audit Committee.

RE-ELECTION OF MR KEITH MACKRELL (RESOLUTION 8)
Keith Mackrell is Deputy Chairman and Senior Independent Director. Keith is now aged 71 and has served on the Board or its predecessors for nine years. He is currently a member of the Chairman’s Committee, Audit Committee and Nominations Committee. The Board considers that he retains independence of character and judgement, notwithstanding his length of service. He has extensive knowledge both of the Company and of the oil and gas sector generally and his experience is regarded as invaluable to Sir Robert Wilson in his position as the new Chairman of the Board. He was last re-elected at the Annual General Meeting in 2003, with his appointment due to be reviewed by the Nominations Committee after one year. Following that review, it is proposed that he should again seek re-election by shareholders at the 2004 Annual General Meeting until the conclusion of the 2005 Annual General Meeting.

RE-APPOINTMENT AND REMUNERATION OF AUDITORS (RESOLUTIONS 9 AND 10)
The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Following the recommendation of the Audit Committee, the Directors propose that PricewaterhouseCoopers LLP be reappointed as Auditors of the Company. Resolution 10 proposes that the Audit Committee be authorised to determine the level of the Auditors’ remuneration.

POLITICAL DONATIONS (RESOLUTION 11)
It is the Company’s policy not to make contributions to political parties, as stated in the Company’s Statement of Business Principles. This policy is strictly adhered to and there is no intention to change it. Section 347A of the Companies Act 1985 (the ‘Act’) includes very broad definitions of ‘donations’ to ‘EU political organisations’ and of ‘EU political expenditure’ which may have the effect of covering a number of normal business activities that would not be thought to be political donations in the usual sense. To avoid any possibility of inadvertently contravening the Act, the Directors consider that it would be prudent to follow the procedure specified in the Act to obtain shareholder approval for the Company and BG International Limited each to make donations to EU political organisations of up to £25 000 and to incur EU political expenditure of up to £25 000 in the forthcoming year. BG International Limited is a wholly-owned subsidiary of the Company and is the largest employer in the Group. This authority will not be used to make any political donations as that expression would have been understood before Part XA of the Act became law.

AUTHORITY TO USE TREASURY SHARES FOR THE BG GROUP EMPLOYEES’ SHARE SCHEMES (RESOLUTION 12)
With effect from 1 December 2003, the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the ‘Treasury Shares Regulations’) permit the Company to buy its own shares to be held in treasury to satisfy the exercise of options or the vesting of other share awards under its employees’ share schemes, subject to shareholder approval

20	BG GROUP ANNUAL REVIEW 2003

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being obtained to extend the rules of any such schemes to use treasury shares. The current guidelines issued by the Association of British Insurers (ABI) state that the use of treasury shares should count towards the limits on dilution of share capital contained in the rules of each scheme. These guidelines will be reflected in the rules of each scheme for so long as this remains ABI policy. The ability to use treasury shares would provide greater flexibility to the Company in financing and administering the schemes.

AUTHORITY TO ALLOT SHARES (RESOLUTION 13)
The Directors are currently authorised by the Articles of Association to allot relevant securities. However, this authority terminates on the date of the 2004 Annual General Meeting. This resolution proposes that authority be renewed and that the Directors be authorised to allot up to 1 117 300 262 ordinary shares for the period ending on the date of the Company’s Annual General Meeting in 2005 or, if earlier, 21 August 2005. The authority represents one-third of the share capital of the Company in issue at 4 March 2004. This amount complies with guidelines issued by investor bodies. The Directors have no present intention of issuing any relevant securities other than pursuant to employee share schemes.

DISAPPLICATION OF PRE-EMPTION RIGHTS (RESOLUTION 14)
The Directors are currently authorised by the Articles of Association to allot unissued shares for cash without first offering them to existing shareholders in proportion to their holdings (a pre-emptive offer). However, this authority terminates on the date of the 2004 Annual General Meeting. This resolution proposes that the authority be renewed and that the Directors be authorised to allot up to 176 595 039 ordinary shares for cash without a pre-emptive offer for the period ending on the date of the Company’s Annual General Meeting in 2005 or, if earlier, 21 August 2005. Following the introduction of the Treasury Shares Regulations, this authority will now also cover the sale of treasury shares for cash. The authority represents approximately 5% of the share capital in issue at 4 March 2004. This amount complies with guidelines issued by investor bodies.

AUTHORITY TO MAKE MARKET PURCHASES OF OWN ORDINARY SHARES (RESOLUTION 15)
In certain circumstances it may be advantageous for the Company to purchase its own ordinary shares and Resolution 15 seeks authority from shareholders to do so. The Directors intend to exercise this power only when, in the light of market conditions prevailing at the time, they believe that to do so would be in the best interests of shareholders generally. Before deciding on the course of action, the Directors would take into account the impact of any purchase on earnings per share, as well as other investment opportunities and the overall financial position of the Company.

Any shares purchased in this way will, unless the Directors determine that they are to be held as treasury shares (see below), be cancelled and the number of shares in issue will be reduced accordingly. Shares held in treasury will not automatically be cancelled and will not be taken into account in future calculations of earnings per share (unless they are subsequently resold or transferred out of treasury).

The Treasury Shares Regulations allow companies to hold shares acquired by way of market purchase in treasury, rather than having to cancel them. The Company may now therefore consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury shares as an alternative to cancelling them. This would give the Company the ability to re-issue such treasury shares quickly and cost effectively, and would provide the Company with additional flexibility in the management of its capital base. The Directors believe that it is desirable for the Company to have this flexibility.

No dividends will be paid on shares whilst held in treasury and no voting rights will be exercisable in respect of treasury shares.

The resolution specifies the maximum number of shares which may be acquired (10% of the Company’s issued ordinary share capital) and the maximum and minimum prices at which they may be bought.

The total number of options to subscribe for equity shares outstanding at 4 March 2004 is 44.6 million. This represents 1.26% of the issued share capital at that date. If the Company bought back the maximum number of shares permitted pursuant to the passing of this resolution and cancelled them, then the total number of options to subscribe for equity shares outstanding at that date would represent 1.4% of the issued share capital as reduced following those repurchases. At 5 March 2004, there are no warrants to subscribe for ordinary shares outstanding and no ordinary shares held in treasury.

Your Directors unanimously recommend that you vote in favour of all the above resolutions.

Appointing a proxy
A proxy form is enclosed with this Notice and instructions for its use are shown on the form. Proxies must be submitted by 2.00 pm on 19 May 2004 to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BA. Details of how to submit your proxy electronically are given below.

Electronic proxy voting
Shareholders may register the appointment of a proxy for the Annual General Meeting and any adjournment(s) thereof electronically at www.sharevote.co.uk, a website operated by the Company’s Registrar, Lloyds TSB Registrars. Shareholders are advised to read the terms and conditions, shown on the website, relating to the use of this facility before appointing a proxy. Any electronic communication sent by a shareholder that is found to contain a computer virus will not be accepted. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged in any way.

Electronic proxy appointment through CREST
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 21 May 2004 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

Summary of AGM business
A summary of the business carried out at the meeting will be published on the Group’s website, www.bg-group.com

BG GROUP ANNUAL REVIEW 2003	21

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How to get to the Meeting
The map below shows the location of the Meeting. Car parking is available at the International Convention Centre (ICC) as shown on the map. Parking spaces for the disabled are available on request from the ICC. Please call 0121 644 6006 if you wish to reserve a space.

How to find out more about BG Group
If you would like to learn more about our operations and business policies, the following publications are available on our website, www.bg-group.com or on request from the registered office address:

•	Annual Report and Accounts

•	2003 Social and Environment Report

•	Statement of Business Principles and Group Policies

Electronic communications
Shareview, the electronic shareholder communications service from Lloyds TSB Registrars, gives you access to more information on your shareholding including balance movements, indicative share prices and information on recent dividend payments. It also allows you to change your registered address details, set up a dividend mandate or change your existing mandated details. To register for this free service, visit www.shareview.co.uk and follow the simple instructions. Through Shareview you can also register to receive Company communications including tax vouchers electronically.

Voting electronically
All shareholders can submit proxies for the Annual General Meeting electronically at www.sharevote.co.uk

Alternatively, shareholders who have already registered with Shareview can appoint a proxy by logging on to their portfolio and then clicking on ‘Company meetings’.

Consolidated tax vouchers
Shareholders who have elected to have their dividends paid direct into their bank account receive just one tax voucher each year covering both the interim and final dividend payments. The consolidated tax voucher enclosed with this Annual Review covers all dividends paid during the 2003/2004 tax year. If you have more than one shareholder account in the same name(s) you will receive a separate letter in respect of the additional shareholdings other than the one shown on the consolidated tax voucher enclosed with this Annual Review. Shareholders wishing to receive a tax voucher in respect of each dividend payment should contact Lloyds TSB Registrars at the address shown below or call 0870 600 3951.

Overseas dividend payments
A service has been established to provide shareholders in over 30 countries worldwide with the opportunity to receive BG Group dividends in their local currency. For a small flat rate fee, shareholders can have their dividends automatically converted from Sterling and paid into their bank account, normally within five working days of the dividend payment date. For further details, please contact Lloyds TSB Registrars at the address below or call +44 (0)121 415 7029.

External websites
BG Group is not responsible for the content of external websites quoted in this Annual Review.

BG Group Corporate Individual Savings Accounts (ISAs)
Carr Sheppards Crosthwaite Ltd, Clock House, Dogflud Way, Farnham, Surrey GU9 7UL. Telephone 01252 712 049

Low cost share dealing services
Information on a range of low cost share dealing services is available from our Registrar on 0870 600 3951 or at www.bg-group.com

Gifting your shares
To transfer your shares to another member of your family as a gift, please ask our Registrar for a gift transfer form. The completed transfer form and relevant share certificate(s) should be completed and returned to our Registrar to record the change in ownership. If you have a small number of shares and would like to donate them to charity, please ask our Registrar for a ShareGift (charity donation scheme) transfer form. Information is also available on the ShareGift website www.sharegift.org

Enquiries about the Group
Enquiries relating to the Group’s results, business and financial position should be made in writing to the Head of Investor Relations, at the registered office address or by email to invrel@bg-group.com

Enquiries about shareholder matters
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3951

Registered office
BG Group plc, 100 Thames Valley Park Drive, Reading, Berkshire RG6 1PT

Registered in England & Wales No. 3690065

BG Group plc
100 Thames Valley Park Drive
Reading, Berkshire RG6 1PT
www.bg-group.com

Registered in England & Wales No. 3690065

Designed and produced by Corporate Edge. Printed by Butler and Tanner.

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: April 7, 2004
	By:	/s/ Ben Mathews
	Name:	Ben Mathews
	Title:	Deputy Company Secretary